The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 969-8700 Fax (203) 977-8354 www.thomson.com

News Release

Investor Contact:	Media Contact:
John Kechejian	Jason Stewart
Vice President, Investor Relations	Director, Public Relations
(203) 328-9470	(203) 328-8339
john.kechejian@thomson.com	jason.stewart@thomson.com
Loren Iati Senior Vice President Abernathy MacGregor Group (212) 371-5999 lai@abmac.com

For Immediate Release

THOMSON COMMON SHARE OFFERING
RAISES $1 BILLION
Shares to Begin Trading on NYSE Tomorrow

(Unless otherwise stated, all amounts are in US dollars)

STAMFORD, Conn. and TORONTO, June 11, 2002 — The Thomson Corporation (TSX: TOC) today announced that it has entered into an agreement to complete a public offering in the United States and Canada of 32,051,284 common shares at a price of $31.20 (Cdn$48.00) per share, for total proceeds of $1.0 billion. Thomson common shares will commence trading tomorrow on the New York Stock Exchange under the symbol TOC.

The offering includes 14,615,385 newly issued common shares offered by Thomson and 17,435,899 common shares currently held by The Woodbridge Company Limited (Woodbridge), its principal shareholder. Thomson initially filed a preliminary prospectus to offer 38,000,000 common shares, of which 14,615,385 common shares were to be newly issued by Thomson and 23,384,615 common shares were to be sold by Woodbridge.

Approximately $456 million of the proceeds will be received by Thomson. Thomson will not receive any proceeds from the sale of shares by Woodbridge. Proceeds received by Thomson will be used for general corporate purposes including the repayment of existing indebtedness.

Woodbridge has granted the underwriters of the offering an option to purchase up to an additional 4,807,693 common shares at the same price to cover over-allotments, if any, for a period of thirty days. Closing is scheduled to take place June 14, 2002.

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Thomson Common Share Offering Raises $1 Billion

June 11, 2002

Merrill Lynch & Co. and Morgan Stanley served as joint bookrunning managing underwriters for the proposed offering. RBC Capital Markets, Bear, Stearns & Co. Inc., Credit Suisse First Boston, Goldman, Sachs & Co., TD Securities and UBS Warburg served as co-managers.

Copies of the final U.S. prospectus may be obtained from Merrill Lynch, 4 World Financial Center, New York, NY 10080 as well as Morgan Stanley, 1585 Broadway, New York, NY 10036, Attention: Prospectus Department. Copies of the final Canadian prospectus may be obtained from Merrill Lynch Canada, Inc., 181 Bay Street, Suite 400, Toronto, Ontario M6G 2S9 as well as Morgan Stanley, 181 Bay Street, Suite 3700, Toronto, Ontario L3R 9G5.

These common shares are being offered only by means of a prospectus, and this press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any state, province or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state, province or jurisdiction.

The Thomson Corporation

        The Thomson Corporation, with 2001 revenues of $7.2 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. The Corporation's common shares are listed on the Toronto Stock Exchange (TSX:TOC) and will be listed tomorrow on the New York Stock Exchange under the symbol TOC.

This news release includes forward-looking statements that are based on certain assumptions and reflect the Corporation's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. The closing of the offering is subject to certain conditions that, if not satisfied, may result in the offering not being completed or being completed on different terms. Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.